

Mail Stop 7010

May 29, 2009

By U.S. Mail and Facsimile

Mr. Suresh Rajpal
Chairman of the Board, President and Chief Executive Officer
TransTech Services Partners Inc.
445 Fifth Avenue, Suite 30H
New York City, New York 10016

> **Re:** **TransTech Services Partners Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2009**
> **File No. 0-52657**

Dear Mr. Rajpal:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. The EDGAR header tag used to identify the preliminary proxy statement is incorrect. The filing persons have filed a preliminary proxy statement with the intention of soliciting in opposition to the election of the directors nominated by Opportunity Partners. The correct EDGAR header tag is PREC14A, not PRE14A. Please contact the SEC's Filer Support Branch at 202-551-8900 to

inquire if this header tag can be retroactively corrected. In addition, please confirm the next amended proxy statement filing will bear the correct EDGAR header tag PREC14A.

2. We note that you have been ordered by the Delaware courts to hold a meeting to elect directors no later than June 8, 2009. Please revise to include the record and meeting dates. In addition, please advise us as to how you are complying with the notice provisions under state law and how you are providing sufficient time to disseminate the proxy statement and for security holders to consider the information and return the proxy card before the meeting date.

3. In an appropriate location, please identify the participants in the solicitation. Please refer to Instruction 3 to Item 4 of Schedule 14A. In addition, please revise to include all of the information required by Item 5(b) of Schedule 14A with respect to each participant.

4. Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1). In addition, please revise throughout your document to indicate the color of your proxy card.

5. Please note that Item 14 of Schedule 14A applies to proxy statements relating to liquidations and dissolutions. As such, please amend your proxy statement to include all of this information, including a summary term sheet, disclosure as to regulatory approvals, financial data and company information.

6. Please include prominent disclosure in your term sheet highlighting the differences in the consideration to be received, rights, obligations, benefits and detriments to stockholders, the founders and any other interested parties under each of the alternative proposals (Continuation versus Dissolution). Currently, your proxy statement does not appear to contain clear comparative information that would assist stockholders in making their decision whether to vote for Continuation or Dissolution.

Questions and Answers About the Proposals, page 7

7. If you intend to use this Q&A as your summary term sheet, please ensure that it complies with Item 1001 of Regulation M-A, including cross-references to more detailed disclosure in the proxy statement.

8. Much of the Q&A appears to focus on the Continuation Proposal without parallel disclosures about the Dissolution Proposal. Please revise to disclosure here and elsewhere in your document to address how various items relate to the Dissolution proposal. For example, explain what stockholders will receive

under the Dissolution Proposal, disclose whether they have dissenters rights, and explain what will happen if the Dissolution Proposal is not approved.

<u>Who is paying for this proxy solicitation, page 12</u>

9. We note that proxies may be solicited by mail, "in person, by telephone *or by other means of communication*." (Emphasis added). Please revise to describe all methods that you plan to employ in order to solicit proxies.

10. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a-12(b).

<u>Abstentions and Broker Non-Votes, page 14</u>

11. We note that you state that a failure to vote will have the effect of a vote against each of the proposals. Please revise to clarify whether you are referring to both abstentions and broker non-votes as having the effect of a vote against a proposal. Refer to Item 21(b) of Schedule 14A.

<u>Proxies and Proxy Solicitation Costs, page 15</u>

12. Please revise to include the total amount estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

13. We note that MacKenzie Partners is your proxy solicitor. Please revise to include all of the information required by Item 4(b)(3) of Schedule 14A. In addition, please revise to clarify the contingency related to the contingent fee of $10,000.

<u>Proposal 1 – Charter amendment proposal, page 22</u>

14. We understand that the alternative proposals for which you are soliciting proxies are the Continuation Proposal (made up of the Charter Amendment Proposal and the Distribution Proposal) and the Dissolution Proposal. However, disclosure in bold-faced type on page 24 suggests that the alternatives are the Charter Amendment Proposal and the Dissolution Proposal. Please revise to clarify.

Proposal 3—Election of Directors, page 26

15. Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

Proposal 4—The Dissolution and Plan of Distribution, page 35

16. We note that approval of the dissolution is contingent upon the Continuation Proposals not being approved. Please revise the proxy statement and proxy card to describe how security holders may properly indicate a vote only for the Dissolution Proposal and a vote against the Charter Amendment and against the Distribution Proposal.

17. We note your disclosure in the first paragraph on page 36 that you expect to pay the company's liabilities in full "or in a reduced amount agreed to by the relevant creditor". Please explain supplementally, with a view toward disclosure, the basis upon which any creditor would agree to reduce amounts owed.

18. Please discuss the amount per share that stockholders would be likely to receive in liquidation. Please disclose any assumptions you make about the amount of expenses related to the dissolution, amounts you owe to creditors, any indemnification from your sponsors and funds available to you from the trust account and outside of the trust account, as well as the amount of securities with respect to which liquidating distributions would be made.

Beneficial Ownership of Securities, page 39

19. We note your statement that Messrs. Rajpal and Singh "may be deemed" to be your parent, founder and promoter. We believe that, as defined in Rule 405 of Regulation C, Messrs. Rajpal and Singh are promoters and should be clearly identified as such. Please revise to delete the phrase "may be deemed".

Form of Proxy

20. We note that you state that if no directions are given, the proxy will be voted for each proposal; however, in your notice to stockholders you indicate that if the proxy card is returned without any indication of how to vote, it will be treated as a vote for proposals 1, 2, 3 and 5 but against proposal 4. Please revise to reconcile this discrepancy.

21. Please revise to state whether any matters are conditioned on the approval of

other matters. Refer to Rule 14a-4(a)(3). We note it appears that the Distribution Proposal is conditioned on the approval of the Charter Amendment Proposal.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Suresh Rajpal
TransTech Services Partners Inc.
May 29, 2009
Page 6

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Peggy Kim, Special Counsel in the Office of Mergers & Acquisitions at (202) 551-3411, if you have any questions. If you require additional assistance you may contact the undersigned at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Mitch Nussbaum *(via facsimile 212/504-3013)*
        Ronit Fischer (*via facsimile 646/619-4967)*
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154